August 8, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	John B. Sanfilippo & Son, Inc.

Form 10-K for the Fiscal Year Ended June 28, 2012

Filed August 30, 2012

Comment Letter Dated April 11, 2013

Response Letter Dated May 8, 2013

Comment Letter Dated July 5, 2013

File No. 0-19681

Dear Mr. Cannarella:

Pursuant to our telephone conversation on August 5, 2013, attached are the additional reports that we discussed on that call, which are being supplementally and confidentially provided to the Commission:

1.	Daily Summary Gross Margin Report by P-Type for August 5, 2013

2.	Weekly Sales by Channel by Nut Type for Fiscal Year 2013

3.	Weekly Sales by Channel by Category for Fiscal Year 2013

The above reports were referenced in the Company’s initial response to the Commission dated May 8, 2013, Commission Comment number 2. For any terms that are not defined herein, please refer to our previous correspondence.

The above additional reports were not provided by the Company in its initial response because the information contained in these reports is not used by the CODM to assess operating performance or allocate resources. Below is a description of each of the above reports and how each is used by the CODM or various other members of the Company’s senior management.

Report 1:

Report 1 is prepared and can be accessed by the Company’s entire senior management team, including the CODM, via the Company’s intranet home page. The CODM and the senior management team use this report primarily to: (i) monitor commodity inventory positions by reviewing sales volume by nut type and (ii) monitor alignment of acquisition cost per pound (at standard cost) and selling price per pound by nut type on a total company level. The information provided is by nut type on a total Company basis, and there is no information in this report on branded or non-branded products.

Report 2:

Report 2 is prepared and made available via an email message containing a link to this report sent to the VPs of sales and marketing and to certain managers on their respective staffs. The other members of the senior management team, including the CODM, are also included on the email distribution list for this report. Report 2 provides the same information by nut type as that which appears in Report 1, however this information is shown for weekly, month to date and year to date periods. In addition to providing the information by nut type on a total company basis, this report provides the same information by distribution channel and is used by the VPs of sales and marketing to monitor sales and volume trends. There is no information in this report on branded or non-branded products. The CODM only uses the information by nut type on a total Company basis similar to Report 1 and does not review the information contained in this report at the distribution channel level. As such, starting with this week’s report availability message and all future weekly report availability messages, the information contained in Report 2 will only be distributed to the CODM at the total company level by nut type which currently appears in the last section of this report. In addition to the new total company weekly report, the CEO and CFO will have access to an additional new report that will show only sales and sales volume information by nut type by distribution channel on a quarterly basis to prepare sales and sales volume comments related to distribution channels for quarterly earnings calls and similar disclosures in earnings releases and Forms 10-Q and 10-K, when appropriate.

Report 3:

The link to Report 3 is contained in the same email message as that which contains the link to Report 2. Report 3 is the only report that contains branded and non-branded information. This report is used by the VP’s of sales and marketing to monitor sales and volume trends at a more detailed level than Report 2. It is also used by the VP Marketing, who is responsible for pricing, to monitor pricing alignment at a more detailed level than Report 2. The CODM does not review this report and will be removed from this distribution list. The CEO and CFO have used information in this report in a limited capacity only to prepare sales and sales volume comments for quarterly earnings calls and similar disclosures in earnings releases and Forms 10-Q and 10-K, when appropriate. For future fiscal quarters, this report will be made available to the CEO and CFO, but it will contain only sales and sales volume information.

In the beginning of fiscal 2013, the senior management team, including the CODM, (the “Team”) met to create new strategic growth plans primarily by identifying new growth opportunities in its market. During that planning session, the Team determined that the opportunities to gain distribution with new retailers were much more favorable for branded products than for non-branded products. This conclusion was primarily based on the lack of success the Company has experienced recently in winning bids for non-branded business with new retailers since these retailers’ focus was centered primarily on price as opposed to the Company’s strengths in innovation, quality and service. In contrast, the Company’s existing non-branded retailer customers place more value on the Company’s strengths in these areas. From this, the Team concluded that two of its three key growth strategies should be to grow the Company’s brands and to grow its business with existing key non-branded customers. Once the decision was made to grow the Company’s brands, the Team conducted a competitive assessment of brand advertising and marketing spending, which was provided by the Company’s marketing agency. From this assessment, the Team concluded that the Company was significantly under-supporting its brands in comparison to its competitors. The Team then determined that in order for the brands to have credibility with new retailers, the Company must increase advertising and marketing spending to be comparable to competitive brand support spending levels. The VP’s of sales and marketing, who were members of the Team, are responsible for assessing the performance of this increase in brand support spending. They carry out this responsibility by monitoring Nielsen data and information provided in Report 3. The advertising and marketing spending plan is approved by the CEO.

Also attached is the Monthly Consolidated Financial Results Report for period 11 of fiscal 2013, which is distributed to the Company’s Board of Directors. As noted in our previous response, the information reviewed by the Board of Directors is at the total Company level. This report is also being supplementally and confidentially provided to the Commission. This report was referenced in the Company’s initial response to the Commission dated May 8, 2013, Commission Comment number 2.

As the Company stated in its previous two responses to the Commission, the CODM evaluates performance in executing its growth strategies solely by reviewing sales and sales volume measures using internally and externally generated information and allocates resources solely based upon Company-wide consolidated operating results. The changes to be made in the reports discussed above are not substantive because the CODM does not currently use the information in those reports that will no longer be distributed to them.

In accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 under the Securities Exchange Act of 1934 (“Rule 12b-4”), the Company is supplementally and confidentially providing to the Commission copies of the reports referenced above. The Company requests that these supplemental materials be kept confidential under Rule 83 and be returned to the Company in full in accordance with Rule 12b-4.

We thank the staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (847) 214-4509.

Sincerely,

/s/ Michael Valentine

Michael Valentine

Chief Financial Officer

CC:

H. Roger Schwall

Mark Wojciechowski

Caroline Kim

Timothy Levenberg

    Securities and Exchange Commission

Jeffrey Sanfilippo

Jasper Sanfilippo, Jr.

    John B. Sanfilippo & Son, Inc.

Jerry Burgdoerfer

William Tolbert

Elaine Wolff

    Jenner & Block LLP

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